No. 812-13844

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

CORPORATE CAPITAL TRUST, INC., CNL FUND ADVISORS COMPANY, CNL FINANCIAL GROUP, LLC, CNL FINANCIAL GROUP, INC., CNL GLOBAL GROWTH ADVISORS, LLC, CNL GLOBAL INCOME ADVISORS, LLC, CNL LIFESTYLE COMPANY, LLC, CNL PROPERTIES CORP., CNL FUND MANAGEMENT COMPANY, CNL MANAGEMENT CORP., CNL PRIVATE EQUITY CORP., CNL REAL ESTATE ADVISORS COMPANY, CNL REAL ESTATE SERVICES CORP., CNL FINANCIAL GROUP INVESTMENT MANAGEMENT, LLC, CNL LIFESTYLE ADVISOR CORPORATION, AND PC INVESTMENT PARTNERS, LLC

450 S. Orange Avenue

Orlando, Florida 32801

(866) 745-3797

KOHLBERG KRAVIS ROBERTS & CO. L.P., KKR ASSET MANAGEMENT LLC, KKR ASSET MANAGEMENT LTD., KKR CS ADVISORS I LLC, KKR FI ADVISORS LLC, KKR FI ADVISORS IV LLC, KKR FI ADVISORS CAYMAN LTD., KKR FINANCIAL ADVISORS LLC, KKR FINANCIAL ADVISORS II LLC, KKR MEZZANINE I ADVISORS LLC, KKR CAPITAL MARKETS HOLDINGS L.P., KKR CAPITAL MARKETS LLC, KKR CAPITAL MARKETS LIMITED, KKR CAPITAL MARKETS ASIA LIMITED, KKR CORPORATE LENDING LLC, KKR CORPORATE LENDING (CAYMAN) LIMITED, KKR CORPORATE LENDING (UK) LLC, KKR DEBT INVESTORS II (2006) IRELAND LP, KKR DI 2006 LP, KKR CS III LIMITED, KKR ASSOCIATES CS III L.P., 8 CAPITAL PARTNERS L.P., KKR FINANCIAL CLO 2005-1, LTD., KKR FINANCIAL CLO 2005-2, LTD., KKR FINANCIAL CLO 2006-1, LTD., KKR FINANCIAL CLO 2007-1, LTD., KKR FINANCIAL CLO 2007-A, LTD., KKR FINANCIAL CLO 2009-1, LTD., KKR FINANCIAL HOLDINGS, INC., KKR FINANCIAL HOLDINGS, LTD., KKR FINANCIAL HOLDINGS LLC, KKR FINANCIAL HOLDINGS II, LLC, KKR FINANCIAL HOLDINGS III, LLC, KKR FINANCIAL HOLDINGS IV, LLC, KKR CORPORATE CREDIT PARTNERS L.P., KKR MEZZANINE GP LLC, KKR ASSOCIATES MEZZANINE I L.P., KKR MEZZANINE PARTNERS I L.P., KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P., KKR PEI GP LIMITED, KKR PEI ASSOCIATES, L.P., KKR PEI INVESTMENTS, L.P., KKR PEI OPPORTUNITIES GP, LTD., KKR PEI OPPORTUNITIES, L.P., KKR PEI SECURITIES HOLDINGS, LTD., KKR TRS HOLDINGS, LTD., KKR

INVESTMENT MANAGEMENT LLC, KKR INVESTMENTS LLC, KKR CS II LIMITED, KKR ASSOCIATES CS II L.P., KKR-KEATS CAPITAL PARTNERS L.P., KKR CS I LIMITED, KKR ASSOCIATES CS I L.P., KKR-MILTON CAPITAL PARTNERS L.P., KKR-MILTON CO-INVESTMENTS L.P.

555 California Street, 50th Floor

San Francisco, CA 94104

(415) 315-3260

All Communications, Notices and Orders to:

Nicole Macarchuk, Esq.

General Counsel

KKR Asset Management LLC

555 California Street, 50th Floor

San Francisco, CA 94104

Telephone: (415) 315-3260

Copies to:

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3525	Michael L. Sherman, Esq. Dechert LLP 1775 I Street, NW Washington, DC 20006 (202) 261-3449

October 21, 2011

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

CORPORATE CAPITAL TRUST,

INC., CNL FUND ADVISORS

COMPANY, CNL FINANCIAL

GROUP, LLC, CNL FINANCIAL

GROUP, INC., CNL GLOBAL

GROWTH ADVISORS, LLC, CNL

GLOBAL INCOME ADVISORS, LLC,

CNL LIFESTYLE COMPANY, LLC,

CNL PROPERTIES CORP., CNL

FUND MANAGEMENT COMPANY,

CNL MANAGEMENT CORP., CNL

PRIVATE EQUITY CORP., CNL

REAL ESTATE ADVISORS

COMPANY, CNL REAL ESTATE

SERVICES CORP., CNL FINANCIAL

GROUP INVESTMENT

MANAGEMENT, LLC, CNL

LIFESTYLE ADVISOR

CORPORATION, AND PC

INVESTMENT PARTNERS, LLC

450 S. Orange Avenue

Orlando, Florida 32801

(866) 745-3797

and

KOHLBERG KRAVIS ROBERTS &
CO. L.P.

KKR ASSET MANAGEMENT LLC

KKR ASSET MANAGEMENT LTD.

KKR CS ADVISORS I LLC

KKR FI ADVISORS LLC

KKR FI ADVISORS IV LLC

KKR FI ADVISORS CAYMAN LTD.

KKR FINANCIAL ADVISORS LLC

KKR FINANCIAL ADVISORS II LLC

KKR MEZZANINE I ADVISORS
LLC

KKR CAPITAL MARKETS

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

HOLDINGS L.P.

KKR CAPITAL MARKETS LLC

KKR CAPITAL MARKETS LIMITED

KKR CAPITAL MARKETS ASIA
LIMITED

KKR CORPORATE LENDING LLC

KKR CORPORATE LENDING
(CAYMAN) LIMITED

KKR CORPORATE LENDING (UK)
LLC

KKR DEBT INVESTORS II (2006)
IRELAND LP

KKR DI 2006 LP

KKR CS III LIMITED

KKR ASSOCIATES CS III L.P.

8 CAPITAL PARTNERS L.P.

KKR FINANCIAL CLO 2005-1, LTD.

KKR FINANCIAL CLO 2005-2, LTD.

KKR FINANCIAL CLO 2006-1, LTD.

KKR FINANCIAL CLO 2007-1, LTD.

KKR FINANCIAL CLO 2007-A, LTD.

KKR FINANCIAL CLO 2009-1, LTD.

KKR FINANCIAL HOLDINGS, INC.

KKR FINANCIAL HOLDINGS, LTD.

KKR FINANCIAL HOLDINGS LLC

KKR FINANCIAL HOLDINGS II,
LLC

KKR FINANCIAL HOLDINGS III,
LLC

KKR FINANCIAL HOLDINGS IV,
LLC

KKR CORPORATE CREDIT
PARTNERS L.P.

KKR MEZZANINE GP LLC

KKR ASSOCIATES MEZZANINE I
L.P.

KKR MEZZANINE PARTNERS I L.P.

KKR MEZZANINE PARTNERS I
SIDE-BY-SIDE L.P.

KKR PEI GP LIMITED

KKR PEI ASSOCIATES, L.P.

KKR PEI INVESTMENTS, L.P.

KKR PEI OPPORTUNITIES GP,
LTD.

KKR PEI OPPORTUNITIES, L.P.

KKR PEI SECURITIES HOLDINGS,

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

LTD.	)
KKR TRS HOLDINGS, LTD.	)
KKR INVESTMENT MANAGEMENT LLC	) )
KKR INVESTMENTS LLC	)
KKR CS II LIMITED	)
KKR ASSOCIATES CS II L.P.	)
KKR-KEATS CAPITAL PARTNERS L.P.	) )
KKR CS I LIMITED	)
KKR ASSOCIATES CS I L.P.	)
KKR-MILTON CAPITAL PARTNERS L.P.	) )
KKR-MILTON CO-INVESTMENTS L.P.	) )
555 California Street, 50th Floor	) )
San Francisco, CA 94104)
(415) 315-3260)
File No. 812-13844 Investment Company Act of 1940	) ) )

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	Corporate Capital Trust, Inc. (the “Company”)

•	CNL Fund Advisors Company (“CFA”)

•	CNL Financial Group, LLC (“CNL”) and its investment advisory subsidiaries set forth on Schedule A hereto (other than CFA) (collectively and together with CFA, the “CNL Affiliated Advisers”)

•	KKR Asset Management LLC (“KAM,” and together with CFA collectively, the “Advisers”) and its investment advisory subsidiaries set forth on Schedule A hereto (collectively, “KAM Affiliated Advisers”)

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

•

Kohlberg Kravis Roberts & Co. L.P. (“KKR & Co.”) and its investment advisory subsidiaries set forth on Schedule A hereto (other than the KAM Affiliated Advisers) (collectively, the “KKR & Co. Affiliated Advisers” and, together with the KAM Affiliated Advisers, the “KKR Affiliated Advisers”)

•	KKR Capital Markets Holdings L.P. and its capital markets subsidiaries set forth on Schedule A hereto (collectively, the “KCM Companies”)

•

Investment funds and other vehicles affiliated with KKR & Co. L.P. (“KKR”) set forth on Schedule A hereto (and which may include KCM Companies when they are investing in a principal capacity) (collectively, the “Existing Affiliated Investors” and, together with the Company, the CNL Affiliated Advisers, the KKR Affiliated Advisers and the KCM Companies, the “Applicants”)

In particular, the relief requested in this application (the “Application”) would allow the Company, on one hand, and the Existing Affiliated Investors, any future entities or accounts that a CNL Affiliated Adviser, a KKR Affiliated Adviser or an affiliated person (as defined in Section 2(a)(3)(C) of the 1940 Act) of any of them may in the future sponsor, provide investment management services to or hold assets in a principal capacity, and any other vehicles2 that may be established in the future that may invest on a side-by-side basis therewith or make an investment in lieu thereof for tax, legal, regulatory or other purposes to effect financing transactions with or on behalf of an Affiliated Investor (any such entities, accounts and vehicles, together with the Existing Affiliated Investors, the “Affiliated Investors”), on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under the 1940 Act (collectively, the “Co-Investment Transactions”).

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with

[2]

In certain circumstances, the Company or an Affiliated Investor may form a special purpose vehicle to invest side by side with such entity (each, an “Alternative Investment Vehicle”) or as a special purpose subsidiary of the Company or one or more Affiliated Investors to hold one or more investments (each, a “Blocker Subsidiary”, and the Alternative Investment Vehicles and Blocker Subsidiaries collectively, the “Special Purpose Funds”). The Special Purpose Funds are generally formed because they are necessary or desirable from a tax, legal, regulatory or other perspective (for example, to address tax issues that a non-U.S. investor has in a fund that are not shared by other domestic investors), or to facilitate participation in certain types of investments (for example, subsidiary corporations may be used to address tax issues that result from investing in a pass through entity such as a partnership or a limited liability company). Certain Special Purpose Funds that the Company forms will qualify for the exclusion from the definition of the term investment company pursuant to Section 3(c)(7) of the 1940 Act or will otherwise not be required to register as an investment company under the 1940 Act. Such Special Purpose Funds ordinarily are structured as corporations or as limited liability companies or partnerships that are taxed as corporations and hold certain investment assets that are structured as pass-through tax entities (such as partnership interests or limited liability company interests) in order to allow the Company to continue to qualify as a RIC for tax purposes. Relief for these vehicles may be necessary as they will also be controlled and managed by CFA or a KKR Affiliated Adviser (or any entity directly or indirectly controlled by or under common control with CFA or a KKR Affiliated Adviser within the meaning of Section 2(a)(9) of the 1940 Act) and may invest side by side with the Affiliated Investors, which are persons described in Section 57(b)(2) of the 1940 Act. For avoidance of doubt, the term “Affiliated Investors” includes these Special Purpose Funds.

Commission staff no-action positions (“Permitted Transactions”).3 Accordingly, the conditions and representations contained herein are not applicable to Permitted Transactions.

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized under the General Corporation Law of the State of Maryland on June 9, 2010 for the purpose of operating as an externally-managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.4 The Company’s investment objective is to provide stockholders with current income and, to a lesser extent, long-term capital appreciation. In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s principal place of business is 450 S. Orange Avenue, Orlando, Florida 32801.

The Company has a five-member board of directors (the “Board”) of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).

B.	CNL Entities

CNL is a leading private investment management firm providing global real estate and alternative investment opportunities. Since inception in 1973, CNL or its affiliates have formed or acquired companies with more than $24 billion in assets. CNL has sponsored or managed a wide range of investment programs and has extensive experience investing in and lending to companies operating in the retail, restaurant, health care, hotel, leisure and recreation industries.

Structured as a holding company, CNL conducts its business through various affiliates, which include operating companies, investment advisers and a broker-dealer that are each registered or licensed by regulatory authorities in the jurisdictions in which they operate. Services provided by the CNL companies include advisory, acquisition, development, lease and loan servicing, asset and portfolio management, disposition, client services, capital raising, finance and administrative.

[3]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[4]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

CFA, a subsidiary of CNL, serves as the Company’s investment adviser. CFA is a Florida corporation that has been continuously registered as an investment adviser since 1991. Historically, CFA has advised high-net-worth individuals, pension and profit sharing plans, pooled investment vehicles, government entities and charitable organizations. CFA is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

C.	KKR Entities

KKR is a leading alternative asset manager with $61.9 billion in assets under management as of June 30, 2011. Founded in 1976, KKR is a global firm with 14 offices and over 800 people, including over 180 investment professionals as of June 30, 2011. It operates an integrated global platform for sourcing and executing investments across multiple industries, asset classes and geographies. Since its inception, KKR has completed approximately 190 private equity transactions with a total transaction value in excess of $445 billion. As of June 30, 2011, it had $14.9 billion of corporate credit assets under management.

Structured as a holding company, KKR conducts its business through various subsidiaries, which include investment advisers and broker-dealers that are registered or licensed by regulatory authorities in the jurisdictions in which they operate. These business activities include managing and advising a number of investment funds, structured finance vehicles, co-investment vehicles, finance companies, managed accounts and other entities and providing a broad range of capital markets services. KKR also holds various financial assets in a principal capacity. For management reporting purposes, KKR organizes its business into three business segments: Private Markets, Public Markets, and Capital Markets and Principal Activities.

1.        Private Markets

Through its Private Markets segment, KKR sponsors a group of investment funds, co-investment vehicles and other entities that invest capital in private equity, infrastructure and natural resources assets. Investments in private equity and infrastructure assets typically include controlling ownership positions or strategic minority investments in operating companies that are made primarily for long-term appreciation. Investments in natural resources assets include direct investments in mineral interests that generate returns through the production of the underlying natural resources and provide exposure to commodities and a means to hedge inflation.

The Affiliated Investors that are currently managed within the Private Markets segment are included under the heading Existing Affiliated Investors in Schedule A hereto. Each of these Affiliated Investors is a separate and distinct legal entity and none is required to register as an investment company under the 1940 Act. KKR & Co. serves as the investment adviser to these Affiliated Investors and, in some instances, these Affiliated Investors are sub-advised by other KKR & Co. Affiliated Advisers. KKR & Co. has been registered with the Commission under the Advisers Act since 2008. As of June 30, 2011, the KKR & Co. Affiliated Advisers had $47.1 billion of assets under management.

2.        Public Markets

Through its Public Markets segment, KKR manages and advises a number of investment funds, structured finance vehicles, finance companies, managed accounts and other entities that invest capital in liquid credit strategies, such as senior loans and high yield bonds, and less liquid credit products, such as mezzanine debt, special situation assets, rescue financings, distressed assets, debtor-in-possession financings and exit financings. These investments may be made for current income, long-term appreciation or a combination of the foregoing.

The Affiliated Investors that are currently managed within the Public Markets segment are included under the heading Existing Affiliated Investors in Schedule A hereto. Each of those entities is a separate and distinct legal entity and none is required to register as an investment company under the 1940 Act. These entities are managed by KAM and other KAM Affiliated Advisers, which also advise separate accounts that are maintained with third party custodians and managed pursuant to investment advisory agreements with clients. KAM has been registered with the Commission under the Advisers Act since 2008 and also serves as the sub-adviser to the Company. As of June 30, 2011, the KAM Affiliated Advisers had approximately $14.9 billion of assets under management.

3.        Capital Markets and Principal Activities

Through its Capital Markets and Principal Activities segment, KKR conducts a broad range of capital markets activities, including acting as an underwriter, placement agent, or other form of arranger or provider of debt and equity financing and carrying out other types of capital markets services and broker-dealer activities. These activities are conducted through the KCM Companies, which include entities registered or authorized as broker-dealers or their foreign equivalents in various countries in North America, Europe, Asia and Australia. In the United States, KKR conducts its broker-dealer activities through KKR Capital Markets LLC, which has been registered with the Commission as a broker-dealer since 2007 and is a member of the Financial Industry Regulatory Authority (FINRA). In addition, through the Capital Markets and Principal Activities Segment, KKR holds various financial assets in a principal capacity.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Affiliated Investors

1.        Mechanics of the Co-Investment Program

As previously described, CFA will serve as the Company’s investment adviser and administrator, and KAM will serve as the Company’s sub-adviser. In these roles, CFA will be responsible for the overall management of the Company’s activities, and KAM will be responsible for the day-to-day management of the Company’s investment portfolio, in each case consistent with their fiduciary duties. CFA provides its investment advisory services under an investment advisory agreement with the Company (as amended from time to time, the “Advisory Agreement”) and provides its additional administrative services under an administrative services agreement. KAM provides its investment advisory services under an investment sub-advisory agreement between CFA and KAM (as amended from time to time, the “Sub-Advisory

Agreement”). Importantly, the relationship between CFA and KAM is arm’s length, and KAM may withdraw on 120 days’ written notice.5 Although KAM will identify and recommend investments for the Company, prior to any investment by the Company, the Sub-Advisory Agreement requires KAM to present each proposed investment to CFA which has the authority to approve or reject all investments proposed for the Company by KAM. Through this authority to approve or reject any investment proposed by KAM, CFA will have ultimate authority with respect to the Company’s investments, subject in each case to the oversight of the Board.

It is anticipated that KAM or another KKR Affiliated Adviser will periodically determine that certain investments KAM recommends for the Company would also be appropriate investments for one or more Affiliated Investors. Such a determination may result in the Company, on one hand, and one or more of the Affiliated Investors, on the other hand, co-investing in certain investment opportunities (the “Co-Investment Program”).

Opportunities for Co-Investment Transactions may arise when advisory personnel of KAM or a KKR Affiliated Adviser become aware of investment opportunities that may be appropriate for both the Company and an Affiliated Investor. Upon issuance of the requested Order, in such cases, investment opportunities that are presented to an Affiliated Investor may be referred to the Company and vice versa, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, KAM will independently analyze and evaluate the investment opportunity as to its appropriateness for the Company taking into consideration the Company’s investment objective and strategies, any applicable investment restrictions, investment policies, investment position, capital available for investment, the market conditions, any regulatory, tax or legal considerations, the anticipated timeframe for such investment, and other pertinent factors applicable to the Company (the “Company Investment Factors”). If KAM determines that the opportunity is appropriate for the Company (and CFA approves the investment for the Company), and an Affiliated Investor has confirmed its desire to also participate, the Advisers will present the investment opportunity to the directors eligible to constitute the required majority (“Required Majority”) within the meaning of Section 57(o)6 of the Act (the “Eligible Directors”) prior to the actual investment by the Company. A Co-Investment Transaction will be consummated only upon approval by a Required Majority of the Eligible Directors.

Consistent with the policies and procedures that have been adopted by KAM and the KKR Affiliated Advisers designed to allocate investment opportunities in a fair and equitable manner, each must make reasonable efforts to refer investment opportunities to the Company and Affiliated Investors if such investment opportunity falls within any of the Company’s or an Affiliated Investor’s primary investment mandates. However, the Company or any Affiliated

[5]	The Sub-Advisory Agreement may also be terminated by the Company through its board of directors or a vote of its stockholders in accordance with Section 15(a) of the 1940 Act.

[6]

The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of the Company’s directors who have no financial interest in such transaction, plan, or arrangement and a majority of such directors who are not interested persons of the Company.

Investor will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

To allow for an independent review of co-investment activities, CFA’s and KAM’s respective allocation procedures require that the Eligible Directors will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with the Company’s then current investment objective and met certain inclusion criteria determined by the Eligible Directors from time to time as described below, but (2) were not made available to the Company. This record will include an explanation of why such investment opportunities were not offered to the Company. The Company believes it is appropriate for the Eligible Directors to set (and adjust from time to time) inclusion criteria for such reports. The Eligible Directors’ inclusion criteria would be expected to relate to, among other things, expected minimum rate of return, liquidity, available capital and size of the investment, other available investment opportunities in the market, its status as a “qualified asset” as described by Section 55(a) of the 1940 Act (“Qualified Asset”) as well as any control or management rights available to the Company. Providing the Eligible Directors the authority to set inclusion criteria recognizes that many of the Affiliated Investors are not subject to leverage or other 1940 Act restrictions and may pursue investments with more liquidity, of a larger size or with less control over an issuer than the Company generally pursues given its investment objective and BDC status. Providing information about transactions by an Affiliated Investor only when such transactions fall within the inclusion criteria ensures that the Eligible Directors will be able to focus on those opportunities in which the Company would actually be expected to invest without being overwhelmed by information relating to opportunities that would not be pursued by the Company. The inclusion criteria may change over time depending on market conditions, the Company’s available capital and such other factors as the Eligible Directors deem appropriate.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.

The Company’s investment in such Co-Investment Transaction would be on the same terms, conditions, price, class of securities, settlement date and registration rights as those applicable to the Affiliated Investors.

2.        Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Affiliated Investors will increase favorable investment opportunities for the Company. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Affiliated Investors available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as the Company, that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, the Company might not be able to commit to the entire amount of financing sought by an issuer. In such cases, the issuer is likely to reject an offer of funding from the Company due to the Company’s inability to commit the full amount of financing required.

In view of the foregoing, in cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable the Company to participate in larger financing commitments, which would, in turn, be expected to increase income, expand investment opportunities and provide better access to due diligence information for the Company. Indeed, the Company’s inability to co-invest with one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Company and, in turn, adversely affect the Company’s shareholders. For example, the Company may lose some investment opportunities if the Advisers cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Advisers due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Advisers to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of the Affiliated Investors available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Advisers and the Board of the Company believe that it will be advantageous for the Company to co-invest with one or more Affiliated Investors and that such investments would be consistent with the Company Investment Factors.

Furthermore, KAM and its affiliates provide the Company with immediate access to an established source of proprietary deal flow. The Board believes that KAM is able to provide the Company with differentiated and attractive investment opportunities by leveraging KKR’s global investment platform, resources and existing relationships with major companies, commercial and investment banks, financial sponsors and other investment and advisory institutions. KKR has an established infrastructure and investment process for originating and managing leveraged credit portfolios, including senior secured loans, second lien loans, mezzanine obligations, high yield bonds, structured finance instruments, credit derivatives and equity securities. The Company also has access to the KKR staff of over 800 people as of June 30, 2011, including over 180 investment professionals. It is anticipated that the Company will benefit from this infrastructure through access to investment opportunities from KKR’s existing institutional relationships and from KKR’s ability to forge new institutional relationships that will yield further investment opportunities that could be accessible to the Company, access to proprietary investments from KKR’s dedicated origination and sourcing team, and risk management from KAM’s investment policies and expertise.

In addition, the Code imposes diversification requirements on companies, such as the Company, that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, the Company might not be able to commit to the entire amount of financing sought by an issuer. In such cases, an issuer may reject an offer of funding from the Company due to the Company’s inability to commit the full amount of financing required. Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Company and allow the Company to be more selective in choosing its investments so that the Company can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Company and its portfolio companies, all of which should create enhanced value for the Company and its stockholders.

The Advisers and the Board also believe that co-investment by the Company and the Affiliated Investors will afford the Company the ability to achieve greater diversification and, together with the Affiliated Investors, the opportunity to exercise greater influence on the portfolio companies in which the Company and the Affiliated Investors co-invest.

B.	Applicable Law

1.        Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).7 Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In considering whether to grant an application under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the

[7]	See Section 57(i) of the 1940 Act.

extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.        Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need For Relief

Co-Investment Transactions could be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors fall within the categories of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. For purposes of Section 57(b), an investment sub-adviser is considered the equivalent to an investment adviser to an entity. Thus, KAM and any Affiliated Investors that it advises could be deemed to be persons related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because other KKR Affiliated Advisers are “affiliated persons”

of KAM, Affiliated Investors advised by any of them could be deemed to be persons related to the Company in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission pursuant to Section 57(i) and Rule 17d-1, to permit the Company and Affiliated Investors to participate in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.8 Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC, than the one described in this Application, Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

[8]

Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-1343 8), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 8 12-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisers would not be able to favor the Affiliated Investors over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for the Affiliated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Affiliated Funds as opportunities arise. For each Co-Investment Transaction, the Company and one or more of the Affiliated Investors will be offered the opportunity to participate in the Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by KAM to be invested by the Company and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy all the parties’ proposed investments. Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to the Company and the Affiliated Investors and do not involve overreaching by any person concerned, including CFA or KAM. Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.        Each time the Advisers consider an investment opportunity that could result in a Co-Investment Transaction, they will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2.        a.        If the Advisers deem the Company’s participation in any such investment opportunity to be appropriate for the Company, KAM will then determine an appropriate level of investment for the Company.

  b.        If the aggregate amount recommended by KAM to be invested in such Co-Investment Transaction by the Company based on the Company Investment Factors, together with the amount proposed to be invested by the Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Company and such Affiliated Investors, pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment.

  c.        After making the determinations required in conditions 1 and 2(a) above, the Advisers will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by the Company and any Affiliated Investor to the Eligible Directors for their consideration. The Company will co-invest with an Affiliated Investor only if, prior to the Company’s participation in the Co-Investment Transaction, a Required Majority of the Eligible Directors concludes that:

  (i)      the terms of the Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned;

  (ii)     the Co-Investment Transaction is consistent with:

   (a)        the interests of the Company’s stockholders; and

   (b)        the Company’s investment objectives and strategies (as described in the Company’s registration statements on Form N-2 and other filings made with the Commission by the Company under the Securities Act of 1933, as amended, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);

  (iii)    the investment by an Affiliated Investor would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any other Affiliated Investor; provided, that if an Affiliated Investor, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority of the Eligible Directors from reaching the conclusions required by this condition 2(c)(iii), if:

   (a)        the Required Majority of the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any; and

     (b)        the Advisers agree to, and do, provide periodic reports to the Eligible Directors with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the issuer; and

  (iv)      the proposed investment by the Company will not benefit KAM, CFA, any Affiliated Investors or any affiliated person thereof (other than the participating Affiliated Investors), except to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act.

3.        The Company will have the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4.        The Advisers will present to the Board on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (i) fell within the Company’s then-current investment objective and met certain criteria determined by the Eligible Directors from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity, available capital and size of the investment, other potential opportunities and its status as a Qualified Asset, as well as any control or management rights available to the Company and (ii) were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Eligible Directors pursuant to this condition will be kept by the Advisers or the Company for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.        Except for follow-on investments made pursuant to condition 8 below, the Company and the Affiliated Investors will not invest, in reliance on the Order, in any issuer in which the Affiliated Investors or any affiliated person thereof is an existing investor.

6.        The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for any other Affiliated Investor. The grant to an Affiliated Investor, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the issuer will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a) and (b) are met.

7.        If any of the Affiliated Investors elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and the Affiliated Investors in a Co-Investment Transaction, the Advisers will:

  a.        notify the Company of the proposed disposition at the earliest practical time; and

  b.        formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Independent Directors. The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors.

The Company will participate in such disposition to the extent that a Required Majority determines that it is in the Company’s best interests to do so. The Company and each of the Affiliated Investors will bear its own expenses in connection with any such disposition.

    8.        If any of the Affiliated Investors desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and the Affiliated Investors in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the issuer in reliance on the Order, the Advisers will:

      a.        notify the Company of the proposed participation at the earliest practical time; and

      b.        formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Independent Directors.

The Eligible Directors will make their own determination with respect to follow-on investments. To the extent that:

      (i)      the amount of a follow-on investment is not based on the Company’s and the Affiliated Investors’ initial investments; and

      (ii)      the aggregate amount recommended by KAM to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by the Affiliated Investors in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment, up to the maximum amount to be invested by each. The Company will participate in such investment to the extent that the Required Majority determines that it is in the Company’s best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

    9.          The Eligible Directors will be provided quarterly for review all information concerning Co-Investment Transactions, including investments made by the Affiliated Investors that the Company considered but declined to participate in, so that the Required Majority of Eligible Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate in, comply with the conditions of the Order. In addition, a Required Majority of the Eligible Directors will consider at least annually the continued appropriateness of the standards established for Co-Investment Transactions by the Company, including whether the use of the standards continues to be in the best interests of the Company and its stockholders and does not involve overreaching on the part of any person concerned.

    10.        The Company will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by a Required Majority of the Eligible Directors under Section 57(f).

    11.        No Independent Director will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

    12.        The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by KAM, CFA or an affiliate of either, be shared by the co-investors in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

    13.        Any transaction fee (including break-up, structuring or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) of the 1940 Act) received in connection with a Co-Investment Transaction will be apportioned to the Company and Affiliated Investors pro rata based on their respective participation in the Co-Investment Transaction. If any such transaction fee is to be held by an Affiliated Investor, the Company, a KKR Affiliated Adviser or CFA pending consummation of the transaction, such fee will be deposited into an account maintained by such person at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participants based on the amount they invested in the Co-Investment Transaction. The Affiliated Investors and any affiliate thereof (other than the Company) will not receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than: (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with investment advisory agreements with the co-investors as a result of or in connection with a Co-Investment Transaction.

III.	PROCEDURAL MATTERS

A.	Communications

    Please address all communications concerning this Application and the Notice and Order to:

Nicole Macarchuk, Esq.

General Counsel

KKR Asset Management LLC

555 California Street, 50th Floor

San Francisco, CA 94104

Telephone: (415) 315-3260

    Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036	Michael L. Sherman, Esq. Dechert LLP 1775 I Street, NW Washington, DC 20006

(212) 698-3525	(202) 261-3449

B.        Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board pursuant to resolutions duly adopted by the Board on October 29, 2010 (attached hereto as Exhibit A). In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants (other than the Company) being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 21st day of October, 2011

CORPORATE CAPITAL TRUST, INC.

By:	/s/ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer

CNL FUND ADVISORS COMPANY

By:	/s/ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer, Senior Vice President

CNL FINANCIAL GROUP, LLC
CNL GLOBAL GROWTH ADVISORS, LLC
CNL GLOBAL INCOME ADVISORS LLC

By:	/s/ Robert A. Bourne
Name:	Robert A. Bourne
Title:	Vice President

CNL FINANCIAL GROUP, INC.
CNL PROPERTIES CORP.
CNL FUND MANAGEMENT COMPANY
CNL MANAGEMENT CORP.
CNL PRIVATE EQUITY CORP.
CNL REAL ESTATE ADVISORS COMPANY

By:	/s/ Robert A. Bourne
Name:	Robert A. Bourne
Title:	Vice Chairman

CNL LIFESTYLE COMPANY, LLC

By: CNL Income Member Corp., its Managing Member

By:	/s/ Robert A. Bourne
Name:	Robert A. Bourne
Title:	President

CNL REAL ESTATE SERVICES CORP.

By:	/s/ Paul. B. Ellis
Name:	Paul B. Ellis
Title:	President

CNL FINANCIAL GROUP INVESTMENT MANAGEMENT, LLC
CNL LIFESTYLE ADVISOR CORPORATION

By:	/s/ Holly Greer
Name:	Holly Greer
Title:	Senior Vice President

PC INVESTMENT PARTNERS, LLC

By: CNL Private Equity Corp., its Manager

By:	/s/ Robert A. Bourne
Name:	Robert A. Bourne
Title:	Vice Chairman

KKR ASSET MANAGEMENT LLC
KKR ASSET MANAGEMENT LTD.
KKR CS ADVISORS I LLC
KKR FI ADVISORS LLC
KKR FI ADVISORS IV LLC
KKR FI ADVISORS CAYMAN LTD.
KKR FINANCIAL ADVISORS LLC
KKR FINANCIAL ADVISORS II LLC
KKR MEZZANINE I ADVISORS LLC
KKR DEBT INVESTORS II (2006) IRELAND LP
KKR DI 2006 LP
8 CAPITAL PARTNERS L.P.
KKR FINANCIAL CLO 2005-1, LTD.
KKR FINANCIAL CLO 2005-2, LTD.
KKR FINANCIAL CLO 2006-1, LTD.
KKR FINANCIAL CLO 2007-1, LTD.
KKR FINANCIAL CLO 2007-A, LTD.
KKR FINANCIAL CLO 2009-1, LTD.
KKR FINANCIAL HOLDINGS, INC.
KKR FINANCIAL HOLDINGS, LTD.
KKR FINANCIAL HOLDINGS LLC
KKR FINANCIAL HOLDINGS II, LLC
KKR FINANCIAL HOLDINGS III, LLC
KKR FINANCIAL HOLDINGS IV, LLC
KKR CORPORATE CREDIT PARTNERS L.P.
KKR MEZZANINE GP LLC
KKR ASSOCIATES MEZZANINE I L.P.
KKR MEZZANINE PARTNERS I L.P.
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.
KKR TRS HOLDINGS, LTD.
KKR-KEATS CAPITAL PARTNERS L.P.
KKR-MILTON CAPITAL PARTNERS L.P.

By:	/s/ Michael R. McFerran
Name:	Michael R. McFerran
Title:	Authorized Signatory

KOHLBERG KRAVIS ROBERTS & CO. L.P.
KKR CS III LIMITED
KKR ASSOCIATES CS III L.P.
KKR PEI GP LIMITED
KKR PEI ASSOCIATES, L.P.
KKR PEI INVESTMENTS, L.P.
KKR PEI OPPORTUNITIES, L.P.
KKR INVESTMENT MANAGEMENT LLC
KKR INVESTMENTS LLC
KKR CS II LIMITED
KKR ASSOCIATES CS II L.P.
KKR CS I LIMITED
KKR ASSOCIATES CS I L.P.
KKR-MILTON CO-INVESTMENTS L.P.

By:	/s/ David J. Sorkin

Name:	David J. Sorkin
Title:	Authorized Signatory

KKR CAPITAL MARKETS HOLDINGS L.P.
KKR CAPITAL MARKETS LLC
KKR CORPORATE LENDING LLC
KKR CORPORATE LENDING (UK) LLC

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Authorized Signatory

KKR CAPITAL MARKETS LIMITED
KKR CORPORATE LENDING (CAYMAN)
LIMITED

By:	/s/ John Empson
Name:	John Empson
Title:	Director

KKR CAPITAL MARKETS ASIA LIMITED

By:	/s/ Rex Chung
Name:	Rex Chung
Title:	Director

KKR PEI OPPORTUNITIES GP, LTD.
KKR PEI SECURITIES HOLDINGS, LTD.

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Corporate Capital Trust, Inc., that he is the Chief Financial Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CORPORATE CAPITAL TRUST, INC.

By:	/s/ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Fund Advisors Company, that he is the Chief Financial Officer and Senior Vice President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL FUND ADVISORS COMPANY

By:	/s/ Paul S. Saint-Pierre
Name:	Paul S. Saint-Pierre
Title:	Chief Financial Officer, Senior Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Financial Group, LLC, CNL Global Growth Advisors, LLC, CNL Global Income Advisors LLC, that he is the Vice President of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL FINANCIAL GROUP, LLC
CNL GLOBAL GROWTH ADVISORS, LLC
CNL GLOBAL INCOME ADVISORS LLC

By:	/s/ Robert A. Bourne
Name:	Robert A. Bourne
Title:	Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Financial Group, Inc., CNL Properties Corp., CNL Fund Management Company, CNL Management Corp., CNL Private Equity Corp., CNL Real Estate Advisors Company, that he is the Vice Chairman of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL FINANCIAL GROUP, INC.
CNL PROPERTIES CORP.
CNL FUND MANAGEMENT COMPANY
CNL MANAGEMENT CORP.
CNL PRIVATE EQUITY CORP.
CNL REAL ESTATE ADVISORS COMPANY

By:	/s/ Robert A. Bourne
Name:	Robert A. Bourne
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Lifestyle Company, LLC, that he is the President of the Managing Member of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL LIFESTYLE COMPANY, LLC

By: CNL Income Member Corp., its Managing Member

By:	/s/ Robert A. Bourne
Name:	Robert A. Bourne
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of CNL Real Estate Services Corp., that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CNL REAL ESTATE SERVICES CORP.

By:	/s/ Paul B. Ellis
Name:	Paul B. Ellis
Title:	President

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of CNL Financial Group Investment Management, LLC and CNL Lifestyle Advisor Corporation, that she is the Vice President of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CNL FINANCIAL GROUP INVESTMENT MANAGEMENT, LLC CNL LIFESTYLE ADVISOR CORPORATION

By:	/s/ Holly Greer
Name:	Holly Greer
Title:	Senior Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of PC Investment Partners, LLC, that he is the Vice Chairman of the Manager of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PC INVESTMENT PARTNERS, LLC

By: CNL Private Equity Corp., its Manager

By:	/s/ Robert A. Bourne
Name:	Robert A. Bourne
Title:	Vice Chairman

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Asset Management LLC, KKR Asset Management LTD., KKR CS Advisors I LLC, KKR FI Advisors LLC, KKR FI Advisors IV LLC, KKR FI Advisors Cayman LTD., KKR Financial Advisors LLC, KKR Financial Advisors II LLC, KKR Mezzanine I Advisors LLC, KKR Debt Investors II (2006) Ireland LP, KKR DI 2006 LP, 8 Capital Partners L.P., KKR Financial CLO 2005-1, LTD., KKR Financial CLO 2005-2, LTD., KKR Financial CLO 2006-1, LTD., KKR Financial CLO 2007-1, LTD., KKR Financial CLO 2007-A, LTD., KKR Financial CLO 2009-1, LTD., KKR Financial Holdings, Inc., KKR Financial Holdings, LTD., KKR Financial Holdings LLC, KKR Financial Holdings II, LLC, KKR Financial Holdings III, LLC, KKR Financial Holdings IV, LLC, KKR Corporate Credit Partners L.P., KKR Mezzanine GP LLC, KKR Associates Mezzanine I L.P., KKR Mezzanine Partners I L.P., KKR Mezzanine Partners I Side-By-Side L.P., KKR TRS Holdings, LTD., KKR- Keats Capital Partners L.P., KKR-Milton Capital Partners L.P., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR ASSET MANAGEMENT LLC
KKR ASSET MANAGEMENT LTD.
KKR CS ADVISORS I LLC
KKR FI ADVISORS LLC
KKR FI ADVISORS IV LLC
KKR FI ADVISORS CAYMAN LTD.
KKR FINANCIAL ADVISORS LLC
KKR FINANCIAL ADVISORS II LLC
KKR MEZZANINE I ADVISORS LLC
KKR DEBT INVESTORS II (2006) IRELAND LP
KKR DI 2006 LP
8 CAPITAL PARTNERS L.P.
KKR FINANCIAL CLO 2005-1, LTD.
KKR FINANCIAL CLO 2005-2, LTD.
KKR FINANCIAL CLO 2006-1, LTD.
KKR FINANCIAL CLO 2007-1, LTD.
KKR FINANCIAL CLO 2007-A, LTD.
KKR FINANCIAL CLO 2009-1, LTD.
KKR FINANCIAL HOLDINGS, INC.
KKR FINANCIAL HOLDINGS, LTD.
KKR FINANCIAL HOLDINGS LLC
KKR FINANCIAL HOLDINGS II, LLC
KKR FINANCIAL HOLDINGS III, LLC
KKR FINANCIAL HOLDINGS IV, LLC
KKR CORPORATE CREDIT PARTNERS L.P.
KKR MEZZANINE GP LLC

KKR ASSOCIATES MEZZANINE I L.P.
KKR MEZZANINE PARTNERS I L.P.
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.
KKR TRS HOLDINGS, LTD.
KKR-KEATS CAPITAL PARTNERS L.P.
KKR-MILTON CAPITAL PARTNERS L.P.

By:	/s/ Michael R. McFerran
Name:	Michael R. McFerran
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Kohlberg Kravis Roberts & Co. L.P., KKR CS III Limited, KKR Associates CS III L.P., KKR PEI GP Limited, KKR PEI Associates, L.P., KKR PEI Investments, L.P., KKR PEI Opportunities, L.P., KKR Investment Management LLC, KKR Investments LLC, KKR CS II Limited, KKR Associates CS II L.P., KKR CS I Limited, KKR Associates CS I L.P., KKR-Milton Co- Investments L.P., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KOHLBERG KRAVIS ROBERTS & CO. L.P.
KKR CS III LIMITED
KKR ASSOCIATES CS III L.P.
KKR PEI GP LIMITED
KKR PEI ASSOCIATES, L.P.
KKR PEI INVESTMENTS, L.P.
KKR PEI OPPORTUNITIES, L.P.
KKR INVESTMENT MANAGEMENT LLC
KKR INVESTMENTS LLC
KKR CS II LIMITED
KKR ASSOCIATES CS II L.P.
KKR CS I LIMITED
KKR ASSOCIATES CS I L.P.
KKR-MILTON CO-INVESTMENTS L.P.

By:	/s/ David J. Sorkin
Name:	David J. Sorkin
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Holdings L.P., KKR Capital Markets LLC, KKR Corporate Lending LLC, KKR Corporate Lending (UK) LLC, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR CAPITAL MARKETS HOLDINGS L.P.
KKR CAPITAL MARKETS LLC
KKR CORPORATE LENDING LLC
KKR CORPORATE LENDING (UK) LLC

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Limited and KKR Corporate Lending (Cayman) Limited, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR CAPITAL MARKETS LIMITED
KKR CORPORATE LENDING (CAYMAN) LIMITED

By:	/s/ John Empson
Name:	John Empson
Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Asia Limited, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR CAPITAL MARKETS ASIA LIMITED

By:	/s/ Rex Chung
Name:	Rex Chung
Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR PEI Opportunities GP, LTD., KKR PEI Securities Holdings, LTD., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR PEI OPPORTUNITIES GP, LTD.
KKR PEI SECURITIES HOLDINGS, LTD.

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Authorized Signatory

SCHEDULE A

CNL Affiliated Advisers

      CNL Financial Group, Inc.

      CNL Global Growth Advisors, LLC

      CNL Global Income Advisors, LLC

      CNL Lifestyle Company, LLC

      CNL Properties Corp.

      CNL Fund Management Company

      CNL Management Corp.

      CNL Private Equity Corp.

      CNL Real Estate Advisors Company

      CNL Real Estate Services Corp.

      CNL Financial Group Investment Management, LLC

      CNL Lifestyle Advisor Corporation

      PC Investment Partners, LLC

      And others that may be similarly situated in the future.

KAM Affiliated Advisers

      KKR Asset Management LTD.

      KKR CS Advisors I LLC

      KKR FI Advisors LLC

      KKR FI Advisors IV LLC

      KKR FI Advisors Cayman LTD.

      KKR Financial Advisors LLC

      KKR Financial Advisors II LLC

      KKR Mezzanine I Advisors LLC

      And others that may be similarly situated in the future.

KKR & Co. Affiliated Advisers

      KKR CS III Limited

      KKR Associates CS III L.P.

      KKR Mezzanine GP LLC

      KKR Associates Mezzanine I L.P.

      KKR PEI GP Limited

      KKR PEI Associates, L.P.

      KKR PEI Opportunities GP, LTD.

      KKR PEI Opportunities, L.P.

      KKR Investment Management LLC

      KKR CS II Limited

      KKR Associates CS II L.P.

      KKR CS I Limited

      KKR Associates CS I L.P.

      And others that may be similarly situated in the future.

Schedule A-1

KCM Companies

      KKR Capital Markets Holdings L.P.

      KKR Capital Markets LLC

      KKR Capital Markets Limited

      KKR Capital Markets Asia Limited

      KKR Corporate Lending LLC

      KKR Corporate Lending (Cayman) Limited

      KKR Corporate Lending (UK) LLC

      And others that may be similarly situated in the future.

Existing Affiliated Investors

      KKR Corporate Lending LLC

      KKR Corporate Lending (Cayman) Limited

      KKR Corporate Lending (UK) LLC

      KKR Debt Investors II (2006) Ireland LP

      KKR DI 2006 LP

      8 Capital Partners L.P.

      KKR Financial CLO 2005-1, LTD.

      KKR Financial CLO 2005-2, LTD.

      KKR Financial CLO 2006-1, LTD.

      KKR Financial CLO 2007-1, LTD.

      KKR Financial CLO 2007-A, LTD.

      KKR Financial CLO 2009-1, LTD.

      KKR Financial Holdings, Inc.

      KKR Financial Holdings, LTD.

      KKR Financial Holdings LLC

      KKR Financial Holdings II, LLC

      KKR Financial Holdings III, LLC

      KKR Financial Holdings IV, LLC

      KKR Corporate Credit Partners L.P.

      KKR Mezzanine Partners I L.P.

      KKR Mezzanine Partners I Side-by-Side L.P.

      KKR PEI Associates, L.P.

      KKR PEI Investments, L.P.

      KKR PEI Opportunities, L.P.

      KKR PEI Securities Holdings, LTD.

      KKR TRS Holdings, LTD.

      KKR Investments LLC

      KKR-Keats Capital Partners L.P.

      KKR-Milton Capital Partners L.P.

      KKR-Milton Co-Investments L.P.

      And others that may be similarly situated in the future.

Schedule A-2

EXHIBIT A

Resolutions of Board of Directors of

Corporate Capital Trust, Inc.

WHEREAS, the Board deems it advisable and in the best interest of Corporate Capital Trust, Inc. (the “Corporation”) to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Corporation be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Corporation to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the

Exhibit A-1

execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

Exhibit A-2